OppenheimerFunds, Inc.

Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

June 9, 2010

Via Electronic Transmission

Valerie J. Lithotomos, Esq.

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE

Washington, DC 20549

Re:     Registration Statement on Form N-14 for Oppenheimer Main Street Fund; Information Statement for Oppenheimer Principal Protected Main Street Fund
SEC File No. 333-166553

Dear Ms. Lithotomos:

We have reviewed the comments of the Securities and Exchange Commission (the "Commission") staff, received on June 7, 2010, on Pre-effective Amendment No. 3 to the registration statement on Form N-14 (the “Registration Statement”) of Oppenheimer Main Street Fund (the "Fund"), a series of Oppenheimer Main Street Funds, Inc., filed with the Commission on June 4, 2010. For your convenience, we have included each of your comments in italics, followed by our responses.

The captions used below correspond to the captions the Fund uses in the Registration Statement and defined terms have the meanings defined therein.

Prospectus/Information Statement

1.      Please discuss the significance of the Warranty Date to Principal Protected Main Street Fund shareholders near the beginning of the Prospectus/Information Statement.

     We have added this disclosure to the section “Overview of the Reorganization.”

2.     Please remove the language regarding the Reorganization potentially not qualifying as a tax-free reorganization in the section “What are the tax consequences of the Reorganization.”

That paragraph has been removed.

3.     Are the policies required by Section 8 of the Investment Company Act of 1940 the same for both Principal Protected Main Street Fund and Main Street Fund?

Yes, they are the same, with the exception of the policy relating to concentration of investments. Principal Protected Main Street Fund excludes investments in affiliated funds, since its primary equity investment is shares of Main Street Fund. On a "look-through" basis the policies are identical.

4.     Please move the table showing the contractual management fee schedule of each fund to after the Current and Pro Forma Fee Tables.
      This table and the related disclosure have been moved.
5.      Is the management fee reduction discussed in footnote 6 to the Current and Pro Forma Fee Tables a contractual obligation under Principal Protected Main Street Fund’s investment advisory agreement?

Yes, the management fee reduction as detailed in footnote 6 is a contractual obligation under the Fund’s investment advisory agreement.

6.     Please provide an analysis of why a vote of Principal Protected Main Street Fund’s shareholders is not required under the Investment Company Act of 1940 given the differences in the investment advisory agreements of Principal Protected Main Street Fund and Main Street Fund.

In the Securities and Exchange Commission’s release adopting amendments to rule 17a-8 under the Investment Company Act (Release No. IC-25666; File No. S7-21-01; July 24, 2002), the Staff explained in a footnote that they “interpret Section 15(a) [of the Investment Company Act] to require shareholder approval of only material changes to an advisory contract, and thus have drafted the rule in a manner that reflects that interpretation. If, after the merger, the advisory fees payable by the acquiring fund will be greater than the advisory fees of the acquired fund, we would consider the increase in the advisory fee to be a material change requiring shareholder approval.”

Due to the breakpoints in the Fund’s advisory fee structure, shareholders of the Fund pay a lower advisory fee than shareholders of Principal Protected Main Street Fund. After the reorganization, the current shareholders of Principal Protected Main Street Fund would benefit from the lower advisory fee of the Fund. In addition, they would benefit from the potential for further fee reductions if the assets of the Fund continue to grow. The Staff has previously indicated that a decrease in a fund's advisory fee is not a material change that requires shareholder approval. (See, e.g., Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail May 14, 1993); Limited Term Municipal Fund, Inc., SEC No-Action Letter (pub. avail. Nov. 17, 1992)).

Furthermore, the Fund’s Amended and Restated Declaration of Trust, filed on May 30, 2003, (the "DOT"), which authorizes the Trustees to liquidate or merge any series or class of shares of the Fund, was specifically approved by the Fund's sole shareholder. We note the acknowledgement in the DOT that "the Trustees, with the approval of OppenheimerFunds, Inc., the sole shareholder of the Trust, desire to revise the Declaration of Trust to provide the Trustees with the authority to liquidate or merge any series or class of shares thereof of the Trust without the need to obtain the approval of shareholders of the affected series or class of shares." We consider this approval to constitute shareholder approval of the merger. In addition, the initial and updated registration statements of Principal Protected Main Street Fund disclose that after the Maturity Date the Trustees may elect to merge the Principal Protected Main Street Fund into the Fund. Therefore, the ability of the Board to merge the Principal Protected Main Street Fund into the Fund without further shareholder approval was fully disclosed to the shareholders who purchased shares of the Principal Protected Main Street Fund during the Offering Period.

Part C

7. Please include in the undertaking in Part C that the tax opinion of counsel regarding the transaction contemplated by the Reorganization Agreement qualifying as a tax-free reorganization under the Internal Revenue Code will be filed promptly upon closing of the merger.

     This language has been added.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the amendment or this letter to Nancy S. Vann at:

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

Tel: (212) 323-5089
Fax: (212) 321-4071

nvann@oppenheimerfunds.com

Sincerely,

/s/ Amee Kantesaria

Amee Kantesaria

Vice President & Assistant Counsel

OppenheimerFunds, Inc.

cc:     K&L Gates LLP

     Gloria LaFond

     Nancy S. Vann, Esq.